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18007919

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SEC Mail Processing
MAY 16 2018
Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAGLICH BROTHERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 NEW YORK AVE., SUITE 209
(No. and Street)

HUNTINGTON	NY	11743
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

631-757-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.A. KOENIG & ASSOCIATES, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

485 UNDERHILL BLVD., SUITE 100	SYOSSET	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GK

OATH OR AFFIRMATION

I, MICHAEL N. TAGLICH, , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAGLICH BROTHERS, INC. , as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

RICHARD C. OH
NOTARY PUBLIC, State of New York
No. 52-5010493
Qualified in Suffolk County
~~Commission Expires March 29, 2000~~ 2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Taglich Brothers, Inc.

Financial Statements

and Supplementary Information

For The Year Ended December 31, 2017

TAGLICH BROTHERS, INC.
DECEMBER 31, 2017

TABLE OF CONTENTS

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Taglich Brothers, Inc.
Huntington, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Taglich Brothers, Inc. as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, cash flows, and the related notes (collectively referred to as the financial statements) for the year then ended. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taglich Brothers, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Taglich Brothers, Inc.'s management. Our responsibility is to express an opinion on Taglich Brothers, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United Sates) (PCAOB) and are required to be independent with respect to Taglich Brothers, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

Supplemental Information

The supplemental information on pages 14 through 18 has been subjected to audit procedures performed in conjunction with the audit of Taglich Brothers, Inc.'s financial statements. The supplemental information is the responsibility of Taglich Brothers, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information on pages 14 through 18 is fairly stated, in all material respects, in relation to the financial statements as a whole.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAS, P.C.

We have served as Taglich Brothers, Inc.'s auditors since 2011.

Syosset, New York
February 27, 2018

TAGLICH BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS:	
Cash	$ 216,204
Due from clearing broker	574,478
Securities, at fair value	905,286
Customer receivables, less allowance for uncollectibles of $6,000	1,910,315
Prepaid expenses and other assets	98,041
TOTAL ASSETS	**$ 3,704,324**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 2,121,656
Client advances - financial research	19,000
TOTAL LIABILITIES	2,140,656
CONTINGENCIES	
STOCKHOLDERS' EQUITY:	
Common stock, no par value, $1 stated value, 200 shares authorized, 130 shares issued and 95 shares outstanding	130
Additional paid-in capital	844,277
Retained earnings	818,941
Treasury stock, 35 shares held at cost	(99,680)
TOTAL STOCKHOLDERS' EQUITY	1,563,668
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 3,704,324**

The accompanying notes are an integral part of these financial statements.

TAGLICH BROTHERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Private placement and investment banking income	$ 3,665,003
Asset management fees	1,868,074
Financial advisory income	874,761
Commissions	308,597
Financial research and internet website listings	236,184
Interest and dividend income	73,860
Principal transactions	(293,243)
TOTAL REVENUE	6,733,236
EXPENSES:	
Compensation and benefits	5,069,675
Office and other	782,134
Travel, entertainment, and promotion	514,213
Administrative management fees	208,500
Clearance fees, commissions, and floor brokerage	184,986
Professional fees	172,513
Occupancy	72,600
Technology	42,212
Regulatory fees	26,507
Bad debt expense	26,295
Dues and subscriptions	23,419
Research expense	21,028
Interest expense	18
TOTAL EXPENSES	7,144,100
LOSS BEFORE PROVISION FOR INCOME TAXES	(410,864)
BENEFIT FROM INCOME TAXES	(1,635)
NET LOSS	**$ (409,229)**

The accompanying notes are an integral part of these financial statements.

TAGLICH BROTHERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
Balance, January 1, 2017	$ 1,972,897	$ 130	$ 844,277	$ 1,228,170	$ (99,680)
Net loss	(409,229)	-	-	(409,229)	-
Balance, December 31, 2017	$ 1,563,668	$ 130	$ 844,277	$ 818,941	$ (99,680)

The accompanying notes are an integral part of these financial statements.

TAGLICH BROTHERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (409,229)
Adjustments to reconcile net loss to net cash used for operating activities:	
Bad debt expense	26,295
Decrease in due from clearing broker	50,975
Decrease in securities, at fair value	249,769
Increase in customer receivables	(439,125)
Decrease in prepaid expenses and other current assets	13,945
Increase in accounts payable and accrued expense	445,588
Decrease in deferred revenue	(11,000)
NET CASH USED FOR OPERATING ACTIVITIES	(72,782)
NET DECREASE IN CASH	(72,782)
CASH AT BEGINNING OF YEAR	288,986
CASH AT END OF YEAR	$ 216,204
SUPPLEMENTAL CASH FLOWS DISCLOSURES:	
Cash paid during the year for:	
Interest	$ 18
Income taxes	$ 3,511

The accompanying notes are an integral part of these financial statements.

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1 - ORGANIZATION

Taglich Brothers, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and The Securities Investor Protection Corporation ("SIPC"). The Company is also registered with the SEC under the Investment Advisors Act of 1940. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment banking services. It operates out of an office in Huntington, New York and a branch office in Manhattan, New York.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used to value allowance for doubtful accounts for website research.

Customer Receivables

The Company carries its customer receivables at cost, less an allowance for doubtful accounts. On a monthly basis, the Company evaluates its customer receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date with related commission income and expenses reported on a trade date basis.

Investment banking revenues arise from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded as earned, in accordance with the terms of the investment banking agreements. Investment banking services rendered are not recognized unless collectability is reasonably assured. Revenue from other fees and services is recorded when earned.

Website research revenues arise from clients who want their company to be researched and featured on the Company's website. Website research revenues are recorded when earned.

Investment advisory fees are received and earned quarterly.

In May 2014, ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") was issued, which is a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The standard must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. In July 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers - Deferral of the Effective Date," which defers the implementation of this new standard to be effective for fiscal years beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, "Identifying Performance Obligations and Licensing," and in May 2016, the FASB issued ASU 2016-12, "Narrow-Scope Improvements and Practical Expedients," which amend certain aspects of the new revenue recognition standard pursuant to ASU 2014-09. In December 2016, the FASB issued ASU 2016-20, "Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers" to clarify the codification or to correct unintended application of guidance. In September 2017 and November 2017, the FASB issued ASU 2017-13, "Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842)" and ASU 2017-14, "Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606)" which amends certain aspects of the new revenue recognition standard.

The Company will adopt the new standards as of January 1, 2018 on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of that date. The Company determined that the effect of adopting the new standards to its retained earnings as of January 1, 2018 will be immaterial. The Company is currently evaluating the effects of adopting the new standards on its 2018 financial statements, but the adoption is not expected to have a significant impact as of the filing of this report.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Valuation of Securities

The Company's securities are stated at fair value in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures." See Note 6 for discussion of fair value measurements.

Income Taxes

Provisions for Federal and New York State income taxes have not been made because the Company, with the consent of its stockholders, has elected to be an S corporation for income tax purposes. As such, the Company's income or loss and credits are passed through to the stockholders and reported on their individual income tax returns. A provision is made for New York City income tax, which does not recognize S corporations, on income sourced to New York City.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2017, the Company had no material unrecognized tax benefits.

The Company files Federal, New York State and New York City income tax returns. The Company is no longer subject to Federal, New York State and New York City examinations by tax authorities for the years before 2014.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2018, the date the financial statements were issued. There were no significant subsequent events or transactions which required recognition or disclosure in the financial statements.

3 - DUE FROM CLEARING BROKER

The amount due from clearing broker of $574,478 at December 31, 2017 consists of the following:

	Receivable	Payable
Receivable from clearing organization	$ 575,637	$ -
Fees and commissions payable	-	1,159
	$ 575,637	$ 1,159

The Company clears its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis.

4 - OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

5 - CUSTOMER RECEIVABLES

Customer receivables arise in connection with the Company's investment banking and website research business activities. As of December 31, 2017, the receivable amount related to investment banking business consisted of cash payments due, unissued warrants, and preferred stock valued at $1,903,815. The warrants were valued using the Black Scholes Model as of the date of the closing of each related private placement, and were revalued as of December 31, 2017. The preferred stock was valued at stated value.

As of December 31, 2017, the receivable amount related to the website research business was $12,500. The Company estimates an allowance for doubtful accounts related to the website research receivable to be $6,000 at December 31, 2017.

6 - FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means;
- If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

6 - FAIR VALUE MEASUREMENTS (CONTINUED)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017.

Level 1
Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, all securities that are measured at fair value on a recurring basis as of December 31, 2017.

	Level 1	Level 2	Level 3	Total
Common stock:				
Service	$ 478,200	$ -	$ -	$ 478,200
Consumer goods	325,567	-	-	325,567
Industrial	47,303	-	-	47,303
Technology	41,337	-	-	41,337
Other	12,880	-	-	12,880
Total Common Stock	905,286	-	-	905,286
Total	$ 905,286	$ -	$ -	$ 905,286

7 - CONCENTRATIONS

The Company maintains its cash balance at a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At various times during the year, such balance may exceed insured amounts. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2017, the Company had no cash balances in excess of FDIC insurance limits.

Approximately 29% of the Company's revenue, totaling $1,938,935 was derived from two customers for the year ended December 31, 2017.

Two customers accounted for 90% of net customer receivables at December 31, 2017. Of such amount, one customer accounted for approximately 64% of net customer receivables.

8 - RELATED PARTY TRANSACTIONS

The Company pays a monthly administrative management fee to an affiliated corporation. The management fee includes a charge for occupancy of office space, equipment rental, and other administrative expenses. Administrative management fees of $208,500 and rental fees of $72,600 were incurred during the year ended December 31, 2017.

The Company received commissions and underwriting income of $3,665,003 and monitoring fees of $495,000 during the year ended December 31, 2017 related to certain investment banking transactions in which the officers or certain employees of the Company are either shareholders or directors of the companies for which funds were raised. The commissions and underwriting income are classified as part of private placement and investment banking income and the monitoring fees are classified as part of financial advisory income in the statement of operations.

During the year the Company advanced funds to pay personal legal fees for its owners in the amount of $18,750. The receivable is included in the Prepaid expense and other assets balance of the Statement of Financial Condition.

9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company has net capital of $1,031,235 which was $888,525 in excess of its minimum required net capital of $142,710. The Company's net capital ratio was 2.08 to 1.

10 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering all of its employees who have completed six months of service. The plan allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company does not make matching contributions.

11 - CONTINGENCIES

The Company may be involved from time to time in litigation arising from the normal course of business. In management's opinion, as of the date of this report, the Company is not engaged in legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results of operations or financial condition.

SUPPLEMENTARY INFORMATION

TAGLICH BROTHERS, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL:		
Total stockholders' equity		$ 1,563,668
Less: Non-allowable assets		
Securities owned, at fair value	$ 41,060	
Accounts receivable, net of allowance for doubtful accounts of $6,000	6,500	
Other assets	264,339	
		311,899
Net capital before haircuts on securities positions (tentative net capital)		1,251,769
Haircuts on Securities:		
Securities positions	143,594	
Undue concentration	76,940	
		220,534
Net Capital		**$ 1,031,235**
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED:		
Minimum net capital required 6-2/3% of $2,140,656 pursuant to Rule 15c3-1		142,710
Minimum dollar net capital requirement of reporting broker/dealer		100,000
Minimum net capital requirements of broker/dealer		142,710
EXCESS NET CAPITAL		**$ 888,525**
AGGREGATE INDEBTEDNESS		**$ 2,140,656**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**2.08**

See Report of Independent Registered Public Accounting Firm

TAGLICH BROTHERS, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA AND INFORMATION RELATING TO POSSESSION AND CONTROL PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

TAGLICH BROTHERS, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
FOR THE YEAR ENDED DECEMBER 31, 2017

Net capital as reported on the FOCUS Report, Part IIA	$ 1,031,235
Adjustments	-
Net capital as adjusted and as reported per audited financial statements	$ 1,031,235

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Taglich Brothers, Inc.
Huntington, New York

We have reviewed management's statements, included in the accompanying exemption report in which (1) Taglich Brothers, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Taglich Brothers, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Taglich Brothers, Inc. stated that Taglich Brothers, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Taglich Brothers, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Taglich Brothers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

S. A. Koenig & Associates
S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 27, 2018

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

TAGLICH BROTHERS, INC.
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2017

Taglich Brothers, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2017.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2017 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended December 31, 2017.

The Company has made available to the accountant all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review report.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Taglich Brothers, Inc.

I, Michael Taglich, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title:
February 27, 2018